Exhibit 99.2

BAJA MINING CORP.

2350 – 1177 West Hastings Street
Vancouver, BC, Canada   V6E 2K3
Telephone:  (604) 685-2323
Fax:  (604) 629-5228

INFORMATION CIRCULAR

For the Annual General and Special Meeting of Shareholders to be held

Thursday, May 1, 2008

(As at March 7, 2008, except as indicated)

PERSONS OR COMPANIES MAKING SOLICITATION

This information circular (the "Information Circular") is furnished in connection with the solicitation of proxies by the management of Baja Mining Corp. (the “Company”) for use, and to be voted at, the annual general meeting of shareholders of the Company (the “Meeting”) to be held on Thursday, May 1st, 2008, at 2:00 o’clock in the afternoon, Vancouver time, at the Fairmont Hotel Vancouver in the Waddington Room, 900 West Georgia Street, Vancouver, British Columbia, V6C 2W6, Canada for the purposes set forth in the Notice of Annual General Meeting appended hereto.

It is expected that the solicitation of proxies will be primarily by mail and may be supplemented by telephone, facsimile or other personal contact made, without special compensation, by the directors and officers of the Company.  The Company may reimburse shareholders, nominees or agents for the cost incurred in obtaining from their principals proper authorization to execute the proxy.  The Company may also reimburse brokers and other persons holding common shares of the Company (“Shares”) in their own name or in the names of their nominees for their expenses in sending proxies and proxy material to the beneficial owners, and obtaining their proxies, but solicitations will not be made by employees engaged for that purpose or by soliciting agents.  The cost of solicitation will be borne by the Company.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the accompanying form of proxy are directors of the Company and are nominees of management.

A shareholder of the Company has the right to appoint a person or company (who need not be a shareholder of the Company, or otherwise entitled to attend and vote at the Meeting) to attend and act for him and on his behalf at the meeting at which he is entitled to vote other than the person or company designated in the accompanying form of proxy.

A shareholder desiring to appoint some other person may do so either by striking out the printed names and inserting the desired person’s name and address in the blank space provided for that purpose in the accompanying form of proxy or by completing another proper form of proxy.

Each completed form of proxy to be used and voted at the Meeting must either be delivered to the transfer agent of the Company, Computershare Trust Company of Canada, Proxy Dept., 100 University Avenue, 9th floor, Toronto, Ontario, M5J 2Y1 (facsimile (866) 249-7775) by 2pm (Vancouver time) or 5pm (Toronto time) on April 29, 2008 or deposited with the Chairman of the Meeting on the day of the Meeting, failing which, it will not be treated as being valid or effective.

A shareholder giving a proxy has the power to revoke it at any time to the extent that it has not been exercised.  In addition to revocation in any other manner permitted by law, a shareholder giving a proxy has the power to revoke it by an instrument in writing executed by the shareholder or by his attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer, or attorney, of the corporation and delivered either to the registered office of the Company at any time up to and including the last business day preceding the day of Meeting, or any adjournment(s) thereof, at which the proxy is to be used, or in any manner provided by law, or to the Chairman of the Meeting on the day of the Meeting or any adjournment(s) thereof at which the proxy is to be used.

VALIDITY OF INSTRUMENT OF PROXY

The articles of the Company provide that a proxy or an instrument appointing a duly authorized representative of a corporation shall be in writing, under the hand of the appointer or his attorney duly authorized in writing, or, if such appointer is a corporation, either under its seal or under the hand of an officer or attorney duly authorized for that purpose.

VOTING OF SHARES REPRESENTED BY THE INSTRUMENT OF PROXY AND DISCRETIONARY POWERS

The Shares represented by the accompanying form of proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for, and if the shareholder specifies a choice with respect to any matter to be acted upon, the Shares will be voted accordingly.

The accompanying form of proxy when duly completed and delivered and not revoked confers discretionary authority upon the persons named therein with respect to matters where no choice is specified.  Where a proxy specifies as proxyholder a nominee of management the Shares will be voted as if the shareholder had specified an affirmative vote.

NON-REGISTERED SHAREHOLDERS

Only Registered Shareholders or duly appointed proxyholders are permitted to vote at the Meeting.  Most shareholders of the Company are “Non-Registered” Shareholders because the Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased their Shares.  More particularly, a person is a Non-Registered Shareholder in respect of his or her Shares where such Shares are held either (a) in the name of the Intermediary that the Non-Registered Shareholder deals with (being securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited (“CDS”)) with which the intermediary deals.  In accordance with the requirements of National Policy 54-101 (Communication with Beneficial Owners of Securities of Reporting Issuers) published by the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Proxy (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Shareholders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Shareholders unless a Non-Registered Shareholder has waived the right to receive them.  Generally, Non-Registered Shareholders who have not waived the right to receive Meeting Materials will either:

(a)

be given a Proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which describes the limits to voting to the number of Shares beneficially owned by the Non-Registered Shareholder, but which is otherwise not completed.  Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Shareholder when depositing the Proxy.  The Non-Registered Shareholder who wishes to submit the Proxy should otherwise properly complete the Form of Proxy and deposit it with Computershare Trust Company of Canada as provided above; or

(b)

be given a Proxy Authorization Form, which is not signed by the Intermediary, and which when properly completed and signed by the Non-Registered Shareholder and returned to the Intermediary or its service company, will constitute voting instructions, which the Intermediary must follow.  The Proxy Authorization Form will be either a one-page pre-printed form or a regular Form of Proxy, which contains a removable label containing a bar-code and other information, each with instructions in order for this form to constitute a valid Proxy Authorization Form, the Non-Registered Shareholder must remove the label and affix it to the form, properly complete and sign the form, and return it to the Intermediary or its service company in accordance with the instructions.

The purpose of this procedure is to permit Non-Registered Shareholders to vote their Shares, which they own only beneficially.  Should a Non-Registered Shareholder who receives one of the above forms attend the Meeting and wish to vote his or her Shares in person, the Non-Registered Shareholder will be obliged to strike out the Management Proxyholder’s name(s) and insert the Non-Registered Shareholder’s name in the blank space provided.  In either case, Non-Registered Shareholders must carefully follow the instructions that accompany either the Proxy or Proxy Authorization Form, including those regarding when and where the Proxy or Proxy Authorization Form is to be delivered.

In addition, Canadian securities legislation now permits the Company to forward Meeting Materials directly to "non-objecting beneficial owners".  If the Company or its agent has sent these materials directly to you (instead of through a Nominee), your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Nominee holding on your behalf.  By choosing to send these materials to you directly, the Company (and not the Nominee holding on your behalf) has assumed responsibility for (i) delivering these materials to you and (ii) executing your proper voting instructions

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Except as set out herein, no person who has been a director or executive officer of the Company at any time since the beginning of the Company's last financial year, no proposed nominee of management of the Company for election as a director of the Company and no associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership or otherwise, in matters to be acted upon at the Meeting other than the election of directors or the appointment of auditors.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Since the commencement of the Company's last completed financial year, other than as disclosed elsewhere herein, no informed person of the Company, any proposed director of the Company or any associate or affiliate of any informed person or proposed director has any material interest, direct or indirect, in any transaction or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.   The term “informed person” as defined in National Instrument 51-102, Continuous Disclosure Obligations, means

(a)

a director or executive officer of a reporting issuer;

(b)

a director or executive officer of a person or company that is itself an informed person or subsidiary of a reporting issuer;

(c)

any person or company who beneficially owns, directly or indirectly, voting securities of a reporting issuer or who exercises control or direction over voting securities of a reporting issuer or a combination of both carrying more than 10 percent of the voting rights attached to all outstanding voting securities of the reporting issuer other than voting securities held by the person or company as underwriter in the course of a distribution; and

(d)

a reporting issuer that has purchased, redeemed or otherwise acquired any of its securities, for so long as it holds any of its securities.

VOTING SHARES AND PRINCIPAL HOLDERS THEROF

Issued and Outstanding (At March 7, 2008):	142,173,629
Authorized Capital:	Unlimited Shares without par value

On a poll every shareholder will have one vote for each Share of which he is the registered holder, and may exercise such vote at the Meeting in person or by proxy holder.

Only shareholders of record at the close of business on March 7, 2008 will be entitled to vote at the Meeting or any adjournment(s) thereof.  A person duly appointed under an instrument of proxy will only be entitled to vote the Shares represented thereby if the instrument of proxy is properly completed and delivered and not revoked in accordance with the requirements set out under the heading “Appointment and Revocation of Proxies” in this Information Circular.

To the knowledge of the directors and senior officers of the Company, there are no persons who  beneficially own, directly or indirectly, or exercise control or direction over, Shares carrying more than 10% of the outstanding voting rights attached to the Company's Shares as of the date hereof.

MATTERS TO BE ACTED UPON

1. Election of Directors - please see page 5

2. Appointment and Remuneration of Auditor – please see page 8

3. Adoption of Amendments to the Company’s Stock Option Plan – please see page 9

ELECTION OF DIRECTORS

The directors of the Company are elected annually and each person so elected will hold office until the next annual general meeting of the Company unless he ceases to hold office pursuant to the Business Corporations Act (British Columbia), or his office is earlier vacated pursuant to the Articles of the Company.  The board of directors presently consists of six (6) directors.  Mr. William Murray, currently a director of the Company, does not wish to seek re-election and as such shareholder approval will be sought to fix the number of directors of the Company at five (5).  The persons named as the nominees of management in the accompanying form of proxy intend to vote for the election of a board of directors comprised of the nominees of management.

Each of the nominees named hereunder has advised management that he will be willing to serve as a director if elected.  Management does not contemplate that any of the nominees will be unable to stand for election and serve as a director, but should that circumstance arise for any reason, the persons named in the accompanying proxy may vote for another nominee or nominees in their discretion.

At the meeting, the shareholders will be asked to vote on a resolution fixing the number of directors at five (5) and to elect the nominees as set forth in the table below. In the absence of contrary instructions, the persons named in the accompanying form of proxy intend to vote represented thereby to fix the number of directors at five and in favour of election to the Board of the nominees set out in the table below.

The following table sets out the name of each of the persons proposed by management to be nominated for election as director, any position with the Company now held by him, his present principal occupation, the date upon which he became a director of the Company and the approximate number of Shares of the Company beneficially owned, directly or indirectly, or over which control or direction is exercised by him.  Such information concerning the respective nominees has been furnished by each of them:

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Name, Jurisdiction of Residence and Position	Principal Occupation employment and, if not a previously elected director, occupation during the past five years.	Previous Service as a Director	Number of Common Shares beneficially owned, directly or indirectly, or Controlled or Directed
John W. Greenslade British Columbia, Canada President, Chief Executive Officer and Director

President of the Company since April 20, 2004; President of Minterra Resource Corp.; Securities Lawyer – John W. Greenslade Personal Law Corporation, previously Holmes Greenslade (Barristers & Solicitors)

		April 20, 2004 to date	Nil[1]
Robert Mouat Nassau, Bahamas Director	Director of Terra Gaia Inc. (an environmental company)	April 20, 2004 to date	Nil[2]
Tom Ogryzlo[3,4,5] Costa Rica Director	President & CEO of Polaris Geothermal Inc.; President. and CEO of Black Hawk and Triton Mining Corp., President & Chairman of Kilborn SNC Lavalin Inc. (an engineering contractor)	June 18, 2004 to date	Nil
Graham C. Thody[3,4,5] British Columbia, Canada Director	Partner at Nemeth Thody Anderson, Chartered Accountants from 1970 until 2007; Director of several reporting companies from 1989 to the present	June 18, 2004 to date	Nil
Ross Glanville[3,4,5] British Columbia, Canada Director	President of Ross Glanville & Associates since 1990	April 12, 2005 to date	20,000

1.

John Greenslade, the President of the Company, and his family are, indirectly, potential discretionary beneficiaries of an offshore trust that holds 4,082,400 Shares of the Company. Mr. Greenslade and his family have no legal interest in such Shares nor do they exercise direction or control over such Shares or over the trustee.

2.

Robert Mouat, a director of the Company, is a discretionary beneficiary of an offshore trust that holds 14,030,000 Shares of the Company.  Mr. Mouat has no legal interest in such Shares nor does he exercise direction or control over such Shares or over the trustee.

3.

Denotes a member of the Audit Committee.

4.

Denotes a member of the Compensation Committee.

5.

Denotes a member of the Nominating and Corporate Governance Committee

Director’s Biographies

John Greenslade, M.Eng, P.Eng, LLB

Mr. Greenslade has been President and Chief Executive Officer of the Company since April 2004.  Formerly a Partner of the law firm Holmes Greenslade, his practice focused on mining, corporate and securities law, as well as cross border tax issues and offshore trusts.  Mr. Greenslade has been involved in the funding of numerous mining projects, at all stages of exploration, development and production. Mr. Greenslade graduated from the University of British Columbia in 1972 with a Bachelor of Applied Science (B.A.Sc.) in Mineral Engineering and a Master of Engineering degree in 1975.  He also graduated with a Bachelor of Laws in 1978.  He is a member of the Association of Professional Engineers for the Province of British Columbia and also a member of the Law Society of British Columbia. He served as a director of a TSX listed company from October 1995 to July 1999 and a TSX-V company from 1992 to present.

Robert Mouat

Mr. Mouat is the retired interim Chief Financial Officer of the Company.  Since 1980 he has worked in the mining industry initially with Cominco (now Teck Cominco) and later with Wright Engineers where he was head of valuations for mining projects; particularly with respect to the Bankable Feasibility Studies on such projects.  He continued with mine valuation through lectures and conferences and prepared experts’ reports in British Columbia and Ontario. Mr. Mouat graduated from the University of British Columbia in 1974 with a BA Sc in Geological Engineering and in 1977 with a MSc in Business Administration.  He completed the Canadian Securities Course in 1978. Mr. Mouat has served as a director with private companies and Britannia Minerals Corp., a TSX-V listed company from 1992 until 1995.

C. Thomas Ogryzlo, P.Eng

Mr. Ogryzlo is President and CEO of Polaris Geothermal Inc. and was Executive Vice President from 2000 – 2003.  Prior to Polaris he held the position of President and Chief Executive Office of Kilborn SNC-Lavalin, and senior Vice President and a principal of Wright Engineering.  Mr. Ogryzlo has been President of several mining companies, including, Cerro Matoso S.A., Triton Mining Corporation and Black Hawk Mining.  His experience in exploration and development of multi-million dollar projects spans the world. Mr. Ogryzlo graduated from McGill University in Montreal, Quebec in 1961 with a Bachelor of Mechanical Engineering.  Mr. Ogryzlo has been a director of many public companies, most notably including Franco-Nevada Mining Corp Ltd, Tiomin Resources, Vista Mining Corporation, Birim Goldfields and Polaris Geothermal Inc.

Graham Thody, C.A.

Mr. Thody is a retired Partner of Nemeth Thody Anderson, Chartered Accountants, a position he held from 1979 to 2007.  His practice focused on audits of reporting companies, corporate mergers and acquisitions and domestic and international tax matters.  He graduated from the University of British Columbia in 1973 with a Bachelor of Commerce degree (Marketing).  Mr. Thody is a member of the British Columbia Institute of Chartered Accountants and the Canadian Institute of Chartered Accountants.  He is currently a director of other reporting companies listed on the TSXV including SilverCrest Mines Inc. and Geologix Explorations Inc. He is Chairman of UEX Corporation, a company  listed on the TSX.

Ross Glanville, B.A.Sc, P.Eng, MBA, CAMV

Mr. Glanville is an independent consultant with experience in mining, exploration, finance, marketing and management.  He specializes in valuations of exploration/development/mining companies and properties.

Mr. Glanville graduated from the University of British Columbia in 1970 with a B.A.Sc. (Mining Engineering) and became a member of the Association of Professional Engineers of British Columbia in 1972 (P.Eng.). In 1974, he obtained a Master of Business Administration Degree (MBA), specializing in finance and securities analysis. In 1980, he became a member of the Certified General Accountants of B.C. (CGA). He is a director of Starfield Resources Inc (a TSX-listed company), as well as Archon Minerals Limited and Oremex Resources Inc. (both TSX-V listed companies).

No proposed director is to be elected under any arrangement or understanding between the proposed director and any other person or company, except the directors and executive officers of the Company acting solely in such capacity.

To the knowledge of the Company, no proposed director, other than Graham Thody:

(a)

is, as at the date of the Information Circular, or has been, within 10 years before the date of the Information Circular, a director, Chief Executive Officer or Chief Financial Officer of any company (including the Company) that, while that person was acting in that capacity,

(i)

was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(ii)

was subject to an event that resulted, after the director or executive officer ceased to be a director, Chief Executive Officer or Chief Financial Officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(iii)

or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)

has, within the 10 years before the date of the Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Graham C. Thody was a director of Scaffold Connection Corporation (“Scaffold”) at December 31, 1999, when Scaffold filed for and was granted protection under the Companies Creditors Arrangement Act (for which it was cease traded) and continued to be a director of Scaffold until November 6, 2001, prior to the appointment of the then Monitor, KPMG Inc., as the Receiver Manager on November 16, 2001.

 APPOINTMENT AND REMUNERATION OF AUDITOR

PricewaterhouseCoopers LLP (“PwC), Chartered Accountants, of Vancouver, British Columbia is the auditor of the Company. PwC was appointed as the Company’s auditors as of November 20, 2006 as a result of a transaction between Staley, Okada & Partners and PricewaterhouseCoopers LLP.  PricewaterhouseCoopers LLP is a member of the Institute of Chartered Accountants of British Columbia and is properly registered with the United States Public Company Accounting Oversight Board and Canadian Public Accountability Board.

Shareholders will be asked to approve management’s proposal to re-appoint PricewaterhouseCoopers LLP as auditors of the Company to hold office until the next annual general meeting of the Company or until a successor is appointed and to authorize the Directors to determine the auditor’s remuneration. In the absence of contrary instructions, the persons named in the enclosed form of proxy intend to vote FOR the appointment of PricewaterhouseCoopers LLP as auditors of the Company.

APPROVAL OF STOCK OPTION PLAN AND AMENDMENTS

The Company currently has an “Evergreen” or “rolling” Stock Option Plan (the “Plan”). The Plan provides that the maximum number of Shares issuable upon the exercise of Options shall not exceed such number which represents 10% of the issued and outstanding Shares of the Company. As a result, should the Company issue additional Shares in the future, the number of Shares issuable under the Plan will increase accordingly. The Plan of the Company is considered as an “evergreen” plan, since the Shares covered by the options which have been exercised pursuant to it shall be available for subsequent grants under the Plan. The Plan was originally adopted by shareholders in 2004 and amended in 2007.

The directors of the Company wish to have shareholders approve the Plan, including recent amendments made to the same. The Plan has previously been approved by shareholders and governs the future grant from time to time of options to purchase Shares in the capital of the Company to eligible recipients. The directors are of the view that it is in the best interests of the Company to make amendments to the Plan as discussed below and renew the revised Plan, which will enable directors to grant options to directors, officers, employees and consultants (“Eligible Persons”) as a means of rewarding positive performance and providing incentive to attract and retain personnel to effectively manage the affairs of the Company.

The Plan permits the granting of options of up to 10% of the Shares of the Company issued and outstanding at the date of grant. In accordance with the rules and policies of the TSX, shareholders must approve the Plan every three years or when amendments are made outside the scope of the Directors amendment provisions.

As at the date hereof, the Company had options outstanding under the Plan to purchase a total of 9,665,000 Shares representing approximately 6.8% of the issued and outstanding Shares of the Company. Therefore the Company has approximately 4,552,000 options available for granting representing approximately 3.2% of the issued and outstanding.

The Plan allows, subject to the requirements of the TSX, Shares to be issued to Eligible Persons on the following terms:

(a)

the aggregate number of shares (“Optioned Shares”) that may be issuable pursuant to options granted under the Plan will not exceed 10% of the number of issued shares of the Company at the time of the granting of options under the Plan;

(b)

no more than 5% of the issued shares of the Company, calculated at the date the option is granted, may be granted to any one Optionee (as hereinafter defined) in any 12 month period;

(c)

no more than 2% of the issued shares of the Company, calculated at the date the option is granted, may be granted to any one Consultant in any 12 month period;

(d)

no more than an aggregate of 2% of the issued shares of the Company, calculated at the date the option is granted, may be granted to an Employee conducting "Investor Relations Activities" in any 12 month period.

(e)

The exercise price of the optioned Shares underlying an option granted shall be determined by the Board of Directors but shall not, in any event, be less than the "Market Price" of the Company's common shares as traded on the TSX at the date of grant (as that term is defined in TSX Company Manual), or such other price as may be agreed to by the Company and accepted by the TSX.

(f)

To amend the exercise price or extend the term of options held by insiders, the Company must gain shareholder approval (excluding the votes of securities held directly or indirectly by insiders benefiting from such amendment) prior to the exercise of any such options at the reduced exercise price or during such extended term.

(g)

Options are exercisable for a period of up to 5 years from the date of grant, unless otherwise approved in accordance with the provisions in section “i” below, in the proposed Blackout expiry provision, or as approved by the Board of Directors.

(h)

Unless otherwise approved by the Board of Directors, options vest over a two year period and may be exercised in full or in part at any time from time to time as follows:

Period	Number of Stock Options Vested
6 months after the Date of Grant	1/4 of grant
On or after the first anniversary of the Date of Grant	1/4 of grant
18 months after the Date of Grant	1/4 of grant
On or after the second anniversary of the Date of Grant	1/4 of grant

(i)

All options granted under the plan are non-assignable and non-transferable. The options can only be exercised by the option holder as long as the options holder remains an Eligible Person pursuant to the Plan or within a period of not more than 90 days (30 days for providers of investor relations services) after ceasing to be an Eligible Person. If an Eligible Person is terminated for cause, all unexercised options shall immediately become terminated and shall lapse, notwithstanding the original term of the option granted to such Eligible Person under the Plan. In the event an optionee dies, the legal representative(s) of the deceased shall have the right of the earlier of one year or until the normal expiry date of the option rights of such optionee, at which time if any options are left unexercised, they will be terminated.

Proposed Amendments to the Plan

1.

Blackout Expiry

Subject to shareholder approval, the Company has made further amendments to the Plan to include a provision for expiry of granted options during a trading blackout period. The Company recognizes and adheres to the “best practices” guidelines as outlined by the TSX and as such from time to time imposes blackouts (trading prohibitions) on the buying and selling of the Company’s securities. During these blackouts, insiders and other related and affected parties are also prohibited from exercising stock options. As it is possible that stock options of an optionee may expire during an imposed blackout, the TSX allows companies to include a provision in their Plan allowing the temporary extension of stock options that expire during a blackout period. The Company has amended its Plan to include a provision that would allow a short extension on options that expire during an imposed Blackout period, which reads as follows:

The Company may from time to time impose trading blackouts during which directors, officers and employees of the Company may not trade in the securities of the Company. In the event that a trading blackout is imposed, Optionees subject to the blackouts are prohibited from not only buying or selling securities of the Company, but also from exercising options until such time as notice is formally given by the Company that trading may resume.

The term of any options which expire during a blackout period will be extended by 10 business days past the date of the cessation of the blackout period, notwithstanding that this may result in options being outstanding for longer than the five year period contemplated by section 6.04 of the Plan.  Options that expire during a blackout period and are not exercised by the end of the 10th business day following the end of the blackout period will be considered expired.

Notwithstanding the foregoing, the Board of Directors may determine in its sole discretion that the foregoing extension will not apply to options held by Optionees who are employees who have resigned or have been terminated without cause (as per Section 6.12). Optionees whose employment is terminated with cause during a blackout period are not eligible for any option term extension, without the consent of the Board.

The foregoing provisions, respecting the extension of the exercise term of options during blackout periods, apply only to blackout periods which are self-imposed by the Company.

2.

Amendment Provision

From time to time, and as the Company develops and progresses, the Board of Directors requires approval to use its discretion to make amendments which it may deem necessary, without having to obtain shareholder approval. Such changes include, without limitation:

(a) the addition of a provision for the cashless exercise of options, or a stock appreciation rights feature;

(b) amendment of the blackout expiry provisions found in section 6.07;

(c) amendment of vesting provisions of options granted pursuant to the Plan;

(d) minor changes of a “housekeeping” nature;

(e) a change to the termination provisions of options granted under the Plan which does not entail an extension beyond the original expiry date; and

(f) changes to the method of how the market value of the securities are determined.

The Board of Directors may discontinue the Plan at any time, provided that no such action may in any manner adversely affect the rights under any options earlier granted to an Optionee under the Plan without the consent of that Optionee.

3.

Limits of Insiders

Subject to shareholder approval, to align the Plan with applicable TSX policies, the Company is setting a limit to the number of options that Insiders of the Company can be granted pursuant to the Plan, or other security based compensation arrangements, as specified below.

The maximum number of shares issuable to Insiders of the Company:

i.

within any one year period, and

ii.

at any one time,

under the Plan, or when combined with all of the Company’s other security based compensation arrangements, can not exceed 10% of the Company’s total issued and outstanding securities.

Copies of the Plan will be available at the Meeting for review by Shareholders. In addition, the Plan is available for review by any Shareholder up until the day preceding the Meeting, at the Company’s head office at Suite 2350-1177 West Hastings Street, Vancouver, British Columbia.

Shareholder Approval

For the purposes of this Information Circular, the term “insider” has the meaning given to that term in the Securities Act (British Columbia). Shareholder approval of the Plan requires a simple majority of votes cast by the Shareholders. The Company is asking its Shareholders to vote affirmatively on the following resolution to adopt and approve the Plan:

“RESOLVED THAT, subject to regulatory approval, the Plan authorizing the directors to grant options on shares totalling up to a maximum of 10% of the Company’s common shares issued and outstanding from time to time, as at the date of the relevant grant, and with the amendments set forth in the Company’s Information Circular dated March 20, 2008, be and it is hereby approved, together with all options granted thereunder as at the date hereof, and that the board of directors be and they are hereby authorized, without further shareholder approval, to carry out the intent of this resolution.”

STATEMENT OF EXECUTIVE COMPENSATION

Composition of the Compensation Committee

The Board of Directors has constituted the Compensation Committee (the “Committee”), which has the overall responsibility for administering the compensation policies approved by the Board. The Committee determines the compensation for directors and senior management of the Company. At December 31, 2007, the Committee was comprised of three members, C. Thomas Ogryzlo, Graham Thody and Ross Glanville. To comply with independence requirements of the TSX and securities commissions, Robert Mouat was replaced on the Committee by Mr. Glanville in August 2007. Mr. Ogryzlo replaced Mr. Thody as Chair of the Committee on January 8, 2008. All members of the Committee are “independent” within the meaning of section 1.4 of Multilateral Instrument 52-110. No member of the Committee (i) had any interest in the material transactions involving the Company; (ii) was indebted to the Company during the year ended December 31, 2007; (iii) was an officer or an employee of the Company during the financial year ended December 31, 2007; or (iv) was formerly an officer of the Company. The responsibilities of the Committee are set out in this circular under the heading, “Statement of Corporate Governance”. The Committee meets at least twice annually to receive information on and determine matters regarding executive compensation.

Report on Executive Compensation

General Compensation Policies

In a competitive industry, it can be difficult to attract and retain qualified, highly skilled, experienced individuals. The Committee believe that in order for a compensation package to be competitive and appropriate it must a) aid the in the motivation and encouragement of performance; b) maximize focus on both short and long term goals and objectives, thereby increasing shareholder value; and c) reflect the scope and responsibilities of the individual. The Company’s executive compensation consists of competitive base salaries, participation in the Company’s stock option plan and other benefits. It may also include bonuses or other such additions which are awarded based on a pre-determined criteria or time schedule.

Periodically, outside advisors are engaged to review the adequacy of directors’ and officers’ compensation. Coopers Consulting Ltd. was retained by the Company in September 2007 to conduct a compensation review for directors and officers of the Company and to provide recommendations for compensation changes based on the benchmarking analysis completed.

Base Salary and Bonuses

The base salary for each executive officer’s position is primarily determined having regard for the executive’s responsibilities, individual performance, overall corporate performance and the assessment of such individual as presented by management to the Board and the Committee. The base salary is intended to provide the executive officer with a compensation level competitive with base salaries within the industry. Executive officers benefit from improved performance for the Company almost entirely through their participation in the Company’s stock option plan and from time to time through the receipt of bonuses. Bonuses are paid periodically at the discretion of the Board based on performance. The bonus structure, along with the parameters surrounding the award of bonuses, is presently being reviewed by the Committee and the Board.

Stock Option Plan

The Board may, from time to time, grant stock options to directors, executive officers, employees and key consultants under the Company’s stock option plan. Grants are intended to encourage commitment to the Company’s growth and the enhancement of shareholder value and to reward optionees for the Company’s performance through appreciation in share value. The grant of stock options, as a key component of the executive compensation package, enables the Company to attract and retain qualified executives. The size of stock option awards to individuals is determined by the Board considering individual performance, level of responsibility, authority and overall importance to the current welfare of the Company, and the degree to which each executive’s long-term potential and contribution will be key to the longer-term success of the Company. The amounts and terms of outstanding options held by an executive are taken into account when determining whether and how new option grants should be made to the executive.

The number of Shares which may be subject to option in favour of any one individual is limited under the terms of the stock option plan and cannot be increased without shareholder and stock exchange approval. The principal terms of the Company’s Stock Option Plan are described under the heading “Approval of Stock Option Plan and Amendments” above.

Compensation of the Chief Executive Officer

In 2007, annual compensation for the Chief Executive Officer accounted for 95.83% of the total compensation paid to him. A bonus was paid in December 2007 in the amount of $12,000, or 4.17% of his total compensation. A further bonus of $72,000 for completion of the Definitive Feasibility Study was approved by the Board of Directors, on the recommendation of the Compensation Committee, but is not payable until necessary construction financing of the Boleo Project has been received by the Company. No stock options were granted to the Chief Executive Officer in 2007.

Mr. Greenslade’s compensation was reviewed as part of the compensation review undertaken by Cooper’s Consulting in September 2007. The review included a comparator group of 26 companies engaged in activities at a similar stage (the development and/or producing mining companies with one to two operations) and that have similar market capitalization and annual revenues. The Committee determined his compensation after taking into account, among other things, advice received from Cooper’s Consulting with respect to the compensation of executives with similar positions at comparable companies.

Performance Graph

The following information and chart compares the Company’s Share price and share purchase warrants (“Warrants”) performance had CDN$100 been invested in the Company on April 19, 2004 (the completion date of the Reverse Acquisition. Please see the Company’s 2007 Annual Information Form for more information) with the performance of the S&P/TSX Composite Index and the S&P/TSX Venture Composite Index over the past four years.

Performance of Shares

	April 19/04[1,2]	Dec. 31/04[2]	Dec. 31/05[2]	Dec. 31/06[2]	Dec. 31/07[2]
BAJ	$100	$92.61	$69.09	$194.04	$267.54
S&P/TSX-V	$100	$106.25	$129.52	$148.32	$158.95
S&P/TSX	$100	$101.37	$124.19	$165.38	$157.69

(1)

On April 19, 2004, the Company completed the reverse acquisition of Mintec International and the Shares of the Company began trading on the TSX-V under the symbol FGW. The Company changed its name to Baja Mining Corp. on July 20, 2004 and the Shares began trading under the symbol BAJ.

(2)

On February 7, 2007, the Company began trading on the TSX. Until that time, the Shares traded on the TSX-V.

(3)

All figures are listed in Canadian dollars.

Performance of Share Purchase Warrants (the “Trading Warrants”)

	July 30/04[1,2]	Dec. 31/04[2]	Dec. 31/05[2]	Dec. 31/06[2]	Dec. 31/07[2]
BAJ	$100	$147.00	$82.32	$646.80	$529.20
S&P/TSX-V	$100	$106.25	$129.52	$148.32	$158.95
S&P/TSX	$100	$101.37	$124.19	$165.38	$157.69

(1)

On April 19, 2004, the Company completed the reverse acquisition of Mintec International and the Trading Warrants of the Company began trading on the TSX-V under the symbol FGW.wt. The Company changed its name to Baja Mining Corp. on July 20, 2004 and the Trading Warrants began trading under the symbol BAJ.wt. The first trade of the Trading Warrants happened on July 30, 2004 and as such, the start date for the tracking of a $100 investment commences on the same.

(2)

On February 7, 2007, the Company began trading on the TSX. Until that time, the Trading Warrants traded on the TSX-V

(3)

All figures are listed in Canadian dollars.

Executive Compensation

During the fiscal year ended December 31, 2007, the Company had five Named Executive Officers (for the purposes of applicable securities legislation), namely:

(a)

John W. Greenslade - President and Chief Executive Officer

(b)

L. Rowland Wallenius – Chief Financial Officer

(c)

Eric W. Norton – Vice President – Project Development and Operations

(d)

Tawn Albinson – Managing Director of Minera y Metalurgica del Boleo S.A. de C.V., ("Minera"), the Company’s wholly owned Mexican subsidiary

(e)

Michael Shaw – Vice President – Engineering and Construction

The following table (presented in accordance with National Instrument Form 51-102F6 ("Statement of Executive Compensation" ("Form 51-102F6")) sets forth all annual and long term compensation for services in all capacities to the Company and its subsidiaries for the three most recently completed financial years (to the extent required by Form 51-102F6) in respect of each of the individuals comprised of the Chief Executive Officer and Chief Financial Officer as at December 31, 2007, and the other three most highly compensated executive officers of the Company as at December 31, 2007 whose individual total salary and bonus for the most recently completed financial year exceeded $150,000 and any individual who would have satisfied these criteria but for the fact that individual was not serving as such an officer at the end of the most recently completed financial year (collectively the “Named Executive Officers” or “NEOs”).

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NEO Name & Principal Position	Year	Annual Compensation			Long Term Compensation
		Salary ($)	Bonus ($)	Other Annual Compensation ($)	Awards		Payouts
					Securities Under Option (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compen-sation ($)
John Greenslade President and Chief Executive Officer	20072006 2005	$288,000[1] $258,000[1] $108,000[1]	$84,000[6] Nil Nil	Nil Nil Nil	Nil 1,000,000 390,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
L. Rowland Wallenius[4] Current Chief Financial Officer	2007 2006 2005	$126,250 $20,000 Nil	$36,250[6] Nil Nil	Nil Nil Nil	Nil 500,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Eric Norton Vice President -Project Development and Operations	2007 2006 2005	$217,000 $144,661 Nil	$63,292[6] 100,000 Nil	Nil Nil Nil	Nil 750,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Tawn Albinson, Managing Director Minera y Metalurgica del Boleo S.A. de C.V.	2007 2006 2005	$72,000[2] $36,000[2] $36,000[2]	$59,500[6] Nil Nil	$132,000[3] $132,000[3] $132,000[3]	200,000 300,000 100,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Michael Shaw[5] Vice President – Engineering and Construction	2007 2006 2005	$60,000 Nil Nil	$30,000 Nil Nil	Nil Nil Nil	300,000 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Summary Compensation Table

1.

Mr. Greenslade is a shareholder in Kendron Petroleum Management Corporation, a private British Columbia company, which was entitled under a management agreement to receive compensation of $288,000 per year. (2006 – $258,000)

2.

Paid for administrative duties as Managing Director of Minera y Metalurgica del Boleo, S.A. de C.V., the Company’s wholly owned Mexican subsidiary

3.

Paid for consulting geological services outside the scope of his administrative duties as Managing Director of Minera y Metalurgica del Boleo, S.A. de C.V.

4.

Rowland Wallenius was appointed Chief Financial Officer of the Company on December 12, 2007. Mr. Wallenius assumed the duties and role of CFO from Robert Mouat. Mr. Mouat, who continues to be a director of the Company, assumed the role of Interim Chief Financial Officer on April 22, 2005 and served in that capacity until December 12, 2007.

5.

Michael Shaw is a shareholder of Ravens Wing, a private company, which, under agreement, receives management fees for services performed for the Company.

6.

A portion of the total bonus has been accrued but not yet paid.

Long Term Incentive Plan – Awards in Most Recently Completed Financial Year

The Company does not have a long term incentive plan, pursuant to which cash or non-cash compensation intended to serve as an incentive for performance over a period greater than one financial year (whereby performance is measured by reference to financial performance or the price of the Company’s securities) was paid to the Named Executive Officer(s) during the most recently completed financial year. The Company expects to have such an incentive scheme in place for the 2008 financial year.

Option/SAR Grants During The Most Recently Completed Financial Year

The following options to purchase Shares of the Company were granted to or exercised by the Company's Named Executive Officers during the Company’s last completed fiscal year:

NEO Name	Securities Under Options/ SARs Granted	Percentage of Total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the date of Grant ($/Security)	Expiration Date
John Greenslade	Nil	0	-	0	-
L. Rowland Wallenius	Nil	0	-	0	-
Eric Norton	Nil	0	-	0	-
Tawn Albinson	200,000	11%	$1.46	$1.46	April 17, 2012
Michael Shaw	300,000	17%	$1.95	$1.95	August 17, 2012

The above described options were granted at the discretion of the Company’s board of directors. The market price of the Company’s Shares were set in accordance with the policies then in effect as established by regulatory authorities having jurisdiction over the Company's affairs.

Aggregated Options/SAR Exercises in Last Financial Year and Financial Year-End Option/SAR Values

NEO Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARS at FY-End (#) Exercisable/ Unexercisable[3]	Value of Unexercised in-the-money Options/SARS at FY-End ($) Exercisable/ Unexercisable[3,4]
John Greenslade	Nil	Nil	310,000	$455,700
			390,000	$573,300
			300,000	$303,000
			700,000	$343,000
L. Rowland Wallenius	Nil	Nil	500,000	$345,000
Eric Norton	Nil	Nil	400,000	$276,000
			350,000	$171,500
Tawn Albinson	600,000	$575,000	300,000	$147,000
			200,000	$72,000
Michael Shaw	Nil	Nil	300,000	N/A1

1 These options were not in-the-money at the end of the recently completed financial year.

2 Option exercises do not necessarily result in the partial or full sale of the securities gained as a result of the exercise.

3 All options in this table are exercisable (ie: all options have vested), with the exception of the options of

  Michael Shaw. Only 75,000 options of 300,000 options granted to Mr. Shaw on August 17, 2007 are exercisable at the date of this Information Circular. The remainder (225,000) of the options are subject the vesting provisions set forth in the

  Company’s Stock Option Plan as described on page 10 of this Information Circular.

4 Market price at close-of-market for the most recently completed financial year was $1.82

Option and SAR Repricings

There were no options re-priced in the most recently completed financial year.

Pension Plan

The Company does not have a pension plan.  The Company has no pension plan or other arrangement for non-cash compensation to the other directors, except incentive stock options.

Termination of Employment, Changes in Responsibilities and Employment Contracts

The Company has no compensation plan or arrangement with respect to the Named Executive Officers, other than the exception noted below, in the event of the resignation, retirement or any other termination of the Named Executive Officer’s employment with the Company and its subsidiaries or in the event of a change of control of the Company or its subsidiaries or in the event of a change in the Named Executive Officer’s responsibilities following a change in control, where in respect of the Named Executive Officer the value of such compensation exceeds $100,000. The exceptions to this are:

1.

The contract of Eric Norton, Vice President – Project Development and Operations, which provides that in the event of a change of control, two years salary will be provided as severance;

2.

The contract of Ravens Wing, in which Michael Shaw, Vice President - Construction and Engineering of the Company, is a shareholder, which provides that in the event of a change of control, the greater of the balance owing on a three year contract or two years salary will be provided as severance;

3.

The contract of Rowland Wallenius, Chief Financial Officer of the Company, which provides that in the event of a change of control, two years salary will be provided as severance; and

4.

The contract of Kendron Petroleum Management, in which Mr. Greenslade, President, CEO and Director of the Company, is a shareholder, which provides that in the event of a change of control, two years remuneration will be provided as severance.

DIRECTORS COMPENSATION

The following describes the ways in which directors of the Company may be compensated for their time and efforts. Please note that any combination of the following compensation alternatives is permitted:

a)

Through management contracts pursuant to which fees were paid as described in the "Management Contracts" section of this Information Circular,

b)

By option grants to directors as described in the "Options to Purchase Securities of the Company" section of this Information Circular;

c)

By reimbursements for actual expenses reasonably incurred by the directors of the Company in connection with the performance of their duties as directors, and

d)

By compensation to some directors for services as consultants or experts.

In addition, the board of directors appointed a Compensation Committee in 2006 to, among other things, evaluate the performance of senior officers of the Company and establish the compensation of such individuals. Part of the Charter of such Compensation Committee provides for remuneration of independent directors who will be unable to vote on their own compensation and the compensation of committee members of board of directors as follows:

Position

Compensation

Independent Director

$1,000 per month

Member of a Committee

an additional $250 per committee per month

Chairman of a Committee

an additional $250 per committee per month

During the most recently completed financial year, incentive stock options were granted to directors and insiders of the Company under the Company’s Stock Option Plan, totalling 500,000 broken down as follows: 300,000 options to purchase Shares exercisable at $1.95 up to and including August 17, 2012; and 200,000 options exercisable at $1.46 up to and including April 17, 2012. As of the most recently completed financial year, directors, officers and insiders of the Company exercised 1,655,000 incentive stock options, all exercisable at $0.35.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth the Company's compensation plans under which equity securities are authorized for issuance as at the end of the most recently completed financial year.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	9,665,000	$1.08	4,552,000
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	9,665,000	$1.08	4,552,000

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No director or executive officer of the Company, proposed management nominee for election as a director of the Company or any associate or affiliate of any such director, executive officer or proposed nominee is or has been indebted to the Company or any of its subsidiary at any time during the Company’s last completed financial year, other than routine indebtedness.

MANAGEMENT CONTRACTS

The Company and Minera y Metalurgica del Boléo entered into a Services Agreement effective the 22nd day of April 2004 with Optimum Project Services Inc. (“Optimum”) (a company owned or controlled by William Murray), William Murray, Kendron Petroleum Management Services Inc. (“Kendron”) (a company controlled by John Greenslade and his family) and John Greenslade, pursuant to which the day to day management of the Company and a significant portion of the supervision of the proposed work programs is under the guidance of John Greenslade, as President, and William Murray, as Vice-President Operations. Kendron and Optimum received combined remuneration of $18,000 per month. In such regard Optimum was retained and paid by Minera y Metalugica del Boleo S.A. de C.V. (a Mexican company indirectly owned 100% by the Company) and Kendron was retained and paid by the Company. Mr. Murray is subject to an agreement with Optimum under which he has an exclusive obligation to provide consulting services related to the resource industry through Optimum.  Optimum was established as an estate and tax planning entity.  Mr. Greenslade has similar obligations to Kendron.  The Company and Kendron have replaced the above Services Agreement with a separate agreement solely between the Company and Kendron on substantially the same terms and conditions with the exception that Kendron’s remuneration has been increased to $24,000 per month effective March 1, 2006. Mr. Murray is no longer an officer of the Company and Optimum is no longer under contract with Minera y Metalurgica del Boleo, S.A, de C.V. Mr. Murray is currently remunerated as a director under the guidelines set forth by the Charter of the Compensation Committee.

The Company has a consulting agreement with Gaston Reymenants as Vice-President Marketing pursuant to which he receives a monthly retainer of US$3,000. In addition, Mr. Reymenants is entitled to receive a finder’s fee in accordance with TSX policy if he is instrumental in arranging financing for the Company, and, in particular, a “forward sale” of metal that provides for a financial contribution to the definitive feasibility study or construction of a mine in accordance with the definitive feasibility study.

The Company has a consulting agreement with Dr. David Dreisinger pursuant to which he acts as Vice-President Metallurgy and is entitled to be remunerated $6,000 per month.

Mr. Tawn Albinson has been retained by the Company’s 100% owned subsidiary, Minera Y Metalurgica del Boleo, SA de CV (“MMB”), as Managing Director, with monthly remuneration in the amount of $6,000, effective January 1, 2007 (previously $3000 per month) and $11,000 per month for providing geological services to MMB.

The Company and MMB have a consulting agreement with Ravens Wing LLC (“Ravens Wing”), and Michael Shaw, pursuant to which Ravens Wing is required to provide for Mr. Shaw’s services as Vice President - Construction and Engineering for the Company. Monthly remuneration to Ravens Wing totals $15,000, of which $3,000 is paid by the Company and $12,000 is paid by MMB.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed person of the Company, nominee for director, or any associate or affiliate of any insider or nominee, had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or would material affect the Company or any of its subsidiaries.

OPTIONS TO PURCHASE SECURITIES OF THE COMPANY

The following options are currently outstanding to directors and officers of the Company:

Name	Number of Options	Exercise Price	Expiry Date
John W. Greenslade	310,000 390,000 300,000 700,000	$0.35 $0.35 $0.81 $1.33	March 22, 2009 Sept. 15, 2010 March 1, 2011 July 26, 2011
Eric Norton	400,000 350,000	$1.13 $1.33	March 17, 2011 July 26, 2011
William Murray	300,000 300,000	$0.35 $1.33	Sept.15, 2010 July 26, 2011
Robert Mouat	310,000 100,000	$0.35 $1.33	March 22, 2009 July 26, 2011
Tawn Albinson	300,000 200,000	$1.33 $1.46	July 26, 2011 April 17, 2012
Graham Thody	310,000 40,000 100,000	$0.35 $0.35 $1.33	August 13, 2009 Sept. 15, 2010 July 26, 2011
C. Thomas Ogryzlo	100,000	$1.33	July 26, 2011
David Dreisinger	250,000	$1.33	July 26, 2011
Gaston Reymenants	Nil
Ross Glanville	190,000 40,000 100,000	$0.35 $0.35 $1.33	April 12, 2010 Sept. 15, 2010 July 26, 2011
Kendra Low (née Greenslade)	20,000 80,000 100,000	$0.35 $0.35 $1.33	May 17, 2009 Sept. 15, 2010 July 26, 2011
Michael Shaw	300,000	$1.95	August 17, 2012
Rowland Wallenius	500,000	$1.13	October 25, 2011

AUDIT COMMITTEE

Audit Committee Charter

The Charter of the Company's Audit Committee is attached as Schedule "A" to this Information Circular.

Composition of the Audit Committee

The following are the members of the Committee:

Ross Glanville	Independent[1]	Financially literate[1]
Tom Ogryzlo	Independent[1]	Financially literate[1]
Graham C. Thody	Independent[1]	Financially literate[1]

1.

As defined by Multilateral Instrument 52-110 ("MI 52-110").

Relevant Education and Experience

Graham C. Thody, Audit Committee Chairman

Mr. Thody is a member of the British Columbia Institute of Chartered Accountants (“BCICA”) as well as the Canadian Institute of Chartered Accountants.  He served as a member of the BCICA By-Laws Committee for several years.  Mr. Thody has also served as a Director and Executive Member of the Lions Gate Hospital Foundation, as well as the Chair of their Finance Committee.  He holds a Bachelor of Commerce degree (Marketing) from the University of British Columbia.  He was a partner of Nemeth Thody Anderson, Chartered Accountants of Vancouver, B.C. from 1979 to 2007.  His practice focused on audits of reporting companies, participation in the initial public offering process, corporate mergers and acquisitions as well as domestic and international tax matters.  He is currently a director of several reporting corporations which are involved in mining exploration and development throughout North, Central and South America.

Ross Glanville

Mr. Glanville graduated from the University of British Columbia in 1970 with a B.A.Sc. (Mining Engineering) and became a member of the Association of Professional Engineers of British Columbia in 1972 (P.Eng.). In 1974, he obtained a Master of Business Administration Degree (MBA), specializing in finance and securities analysis. In 1980, he became a member of the Certified General Accountants of B.C. (CGA). Mr. Glanville has thirty-five years of experience in mining, exploration, finance, marketing, and management, and held senior executive positions with major and junior mining and consulting companies. As an independent consultant over the past twenty years, Mr. Glanville has specialized in valuations of exploration/development/mining companies and properties; and has also provided many fairness opinions, and acted as an expert witness in court cases involving valuation disputes related to financial and technical issues.  Mr. Glanville has valued more than 500 mining and exploration companies in Canada, the U.S.A., Australia, and Mexico, as well as over 150 in many other areas of the world, including Africa, South America, Europe, and Asia.

He is an independent director and is not involved in the day to day affairs of the Company.  He is a director of Starfield Resources Inc (a TSX-listed company), as well as Archon Minerals Limited and Oremex Resources Inc. (both TSX-V listed companies).

Tom Ogryzlo

Mr. Ogryzlo has over thirty five years of experience on mining, energy, and industrial projects. He has been responsible for the development, financing, engineering, construction and operations of projects in many parts of the world. He holds a Bachelor of Mechanical Engineering from McGill University in Montreal, Quebec, Canada.  Currently he is the President, CEO and a Director of Polaris Geothermal Inc., a TSX listed renewable energy producing company presently developing a geothermal power project in Nicaragua.

In the past, Mr. Ogryzlo has been President of several well known mining companies, including, Triton Mining Corporation, Blackhawk Mining Inc. and Cerro Matoso S.A.  For many years, he also held the position of President of Kilborn Engineering Ltd. and Kilborn SNC-Lavalin, a large mining engineering company.  His experience in exploration and development of multi-million dollar projects spans the world. Over a six year period, he directed process development work for Hanna Mining, initially as project manager and subsequently as President and General Manager, for the Cerro Matoso ferro-nickel project in Columbia where he was instrumental in organizing of a US$450 million financing involving World Bank, Exim, and a group of 52 private banks lead by Chase Manhattan.

Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

Reliance on Certain Exemptions

At no time since the commencement of the Company's most recently completed financial year has the Company relied on the exemption in Section 2.4 of MI 52-110 (De Minimis Non-audit Services), or an exemption from MI 52-110, in whole or in part, granted under Part 7 and Part 8 of Multilateral Instrument 52-110.

Pre-Approval Policies and Procedures

The Committee has adopted specific policies and procedures for the engagement of non-audit services as described below under the heading "External Auditors".

External Auditor Service Fees (By Category)

The aggregate fees billed by the Company's external auditors in each of the last two fiscal years for audit fees are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
2007	$123,000	$Nil	$8,000	$Nil
2006	$83,919	$Nil	$Nil	$Nil

Exemption in Section 6.1 of MI 52-110

The Company graduated to the Toronto Stock Exchange on February 7, 2007 and therefore no longer qualifies for the exemption in Section 6.1 of MI 52-110 from the requirement of Parts 3 (Composition of the Audit Committee) and 5 (Reporting Obligations). These exemptions do not apply to non-venture issuers.

CORPORATE GOVERNANCE DISCLOSURE

Effective June 20, 2005, the Canadian Securities Administrators adopted National Instrument 58-101 Disclosure of Corporate Governance Practices (“NI 58-101”) and National Instrument 58-201 Corporate Governance Guidelines (“NI 58-201”). NI 58-101 requires companies to disclose the corporate governance practices that they have adopted and NI 58-201 provides guidance on corporate governance practices. In addition, Multilateral Instrument 52-110 Audit Committees (“MI 52-110”), which has been adopted in various Canadian provinces and territories, prescribes certain requirements in relation to audit committees. The Company’s approach to corporate governance is set out below:

1.

Board of Directors

(a)

Disclose the identity of directors who are independent.

The independent directors are: Ross Glanville, Graham Thody and C. Thomas Ogryzlo.

(b)

Disclose the identity of directors who are not independent, and describe the basis for that determination.

John Greenslade is the President and Chief Executive Officer (the “CEO”) of the Corporation and is not independent.  Robert Mouat resigned as the Interim Chief Financial Officer on December 12, 2007 and as such will not be considered independent until December 12, 2010. William Murray will not be seeking re-election to the board and thus the board will only consist of five directors following the May 1, 2008 Annual General Meeting. If Mr. Murray were to seek re-election to the Board at a later date, he would not be considered independent (as per MI 52-110) until November 23, 2010 (3 years after his resignation as a Company officer).

(c)

Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the board of directors (the board) does to facilitate its exercise of independent judgment in carrying out its responsibilities.

A majority of the directors are independent.

(d)

If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

The following directors and proposed nominees for directors hold directorship or trustee positions with other reporting issuers:

Name of Director	Name of Other Reporting Issuers
John W. Greenslade	Minterra Resource Corp. Trigon Exploration Canada Ltd.
Graham Thody	Geologix Explorations Inc. GoldSource Mines Inc. Minterra Resource Corp. SilverCrest Mines Inc. UEX Corporation
C. Thomas Ogryzlo	Tiomin Resources Inc. Birim Goldfields Inc. Polaris Geothermal Vista Gold Corp.
Ross Glanville	Archon Minerals Limited Oremex Resources Inc. Starfield Resources Limited

(e)

Disclose whether or not the independent directors hold regularly scheduled meetings at which members of management are not in attendance.  If the independent directors hold such meetings, disclose the number of meetings held during the preceding 12 months.  If the independent directors do not hold such meetings, describe what the Board does to facilitate open and candid discussion among its independent directors.

The three independent members of the Board all sit on the three executive committees of the Board of Directors and meet regularly to discuss various issues pertaining to the

Company. In the financial year ended December 31, 2007, the independent directors met 10 times.

(f)

Disclose whether or not the chair of the Board is an independent director.  If the Board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities.  If the Board has neither a chair that is independent nor a lead director that is independent, describe what the Board does to provide leadership for its independent directors.

The Company has not formally appointed a Chairman of the Board. Presently, John Greenslade, President, chairs each Board meeting. The Board of Directors will be appointing a lead director/Chair in 2008. Independent directors meet on a regular basis and are provided access to any and all senior staff members should they require information about the Company and/or current activities.

(g)

Disclose the attendance record of each director for all Board meetings held since the beginning of the issuer's most recently completed financial year.

Name	Board (6 meetings)	Audit Committee (4 meetings)	Governance & Nominating Committee (0 meetings)[1]	Compensation Committee (6 meetings)
John Greenslade	5 of 6	--	--	--
Robert Mouat[5]	5 of 6	4 of 4	--	--
Ross Glanville[3]	6 of 6	4 of 4	--	6 of 6
Graham Thody[2]	6 of 6	4 of 4	--	6 of 6
C. Thomas Ogryzlo [4]	5 of 6	4 of 4	--	6 of 6

1.

Note that the Company established a Nominating and Corporate Governance Committee in 2007, but that committee has not yet formally met.

2.

Mr. Thody is the Chair of the Audit Committee

3.

Mr. Glanville replaced Mr. Thody as Chair of the Nominating and Corporate Governance Committee on January 8, 2008

4.

Mr. Ogryzlo replaced Mr. Thody as Chair of the Compensation Committee on January 8, 2008.

5.

Mr. Mouat resigned as Interim Chief Financial Officer on December 12, 2007, and as such was present at all Audit Committee meetings in 2007. Rowland Wallenius was appointed CFO as at that date.

1.

Board Mandate

(a)

Disclose the text of the Board's written mandate. If the Board does not have a written mandate, describe how the Board delineates its role and responsibilities.

The Board has a draft Board Mandate that will be reviewed and posted on the Company’s website and under the Company’s profile on SEDAR by the end of the second financial quarter in 2008.

2.

Position Descriptions

(a)

Disclose whether or not the Board has developed written position descriptions for the chair and the chair of each Board committee. If the Board has not developed written position descriptions for the chair and/or the chair of each Board committee, briefly describe how the Board delineates the role and responsibilities of each such position.

The Board has not developed formal written position descriptions for the Chair of the Board and the Chairs of the Board Committees, however the following describes the roles and responsibilities of each. The Chair of the Board is responsible for the management, the development and the effective performance of the Board of Directors and provides leadership to the Board for all aspects of its work.  The Committee Chairs are responsible to lead and oversee the applicable Committee to ensure it fulfills its mandate as set out in its terms of reference.

(b)

Disclose whether or not the Board and CEO have developed a written position description for the CEO. If the Board and CEO have not developed such a position description briefly describe how the Board delineates the role and responsibilities of the CEO.

The Board does not have an approved written position description for the CEO. The CEO is responsible for leading the Company in meeting its short-term operational and long-term strategic goals. While the Board is responsible to oversee the management of the business of the Company, the CEO is responsible for the executive leadership, day-to-day decision making, and operational management of the Company.  The Company is presently drafting position descriptions for the CEO.

3.

 Orientation and Continuing Education

(a)

Briefly describe what measures the Board takes to orient new directors regarding:

(i)

the role of the Board, its committees and its directors; and

The Company has not appointed a new director since 2005, when Ross Glanville joined the Company’s Board of Directors. However, the Company recognizes the need for improvement of education and orientation going forward and as such the Company is preparing orientation packages for all directors. All new directors will receive the terms of reference and timetables for the Board and the Committees, position descriptions for the Chair, Committee Chairs and individual directors and other relevant corporate and business information.  New directors also meet with the President and the Chair of the Board to understand how the Board and its committees operate and fulfill their obligations.

(ii)

the nature and operation of the issuer's business.

New directors will receive historical public information about the Company and conduct extensive meetings with each member of the senior management team to understand the Company’s strategic objectives, operational structure, financial and compliance matters.

(b)

Briefly describe what measures, if any, the Board takes to provide continuing education for its directors. If the Board does not provide continuing education, describe how the Board ensures that its directors maintain the skill and knowledge necessary for them to meet their obligations as directors.

The senior management team makes regular presentations to the Board on matters with significant impact on the Company’s business and on relevant legal developments as they arise. Outside advisors also make presentations on matters relating to the Company’s business and other relevant issues as the need arises.  In addition, when matters of relevance to the Company’s operations arise between Board meetings, the President and/or the Corporate Secretary distributes the relevant information to the directors. The Corporate Secretary is also implementing a monthly Board report that will include all relevant company and corporate information, including new compliance regulations and corporate governance policies.

4.

Ethical Business Conduct

(a)

Disclose whether or not the Board has adopted a written code for its directors, officers and employees. If the Board has adopted a written code:

The Board has adopted a written code of business conduct and ethics applicable to directors, officers and employees of the Corporation.

(i)

disclose how an interested party may obtain a copy of the written code;

The Company’s Code of Business Conduct and Ethics (the “Code”) is available on its website at www.bajamining.com and at under the Company’s profile on SEDAR at www.sedar.com.

(ii)

describe how the Board monitors compliance with its code, or if the Board does not monitor compliance, explain whether and how the Board ensures compliance with its code; and

The Governance and Nominating Committee has the responsibility to review the Code on an annual basis.  In addition, it has been disseminated to every employee and every director, officer and employee, who are required to certify that they have read the Code and understands it.  As new employees, directors or officers join the Company, the Code is included in their welcome package. All employees, directors and officers are required to sign a compliance certificate certifying that they have read, understood and agree to abide by the Code. In addition, the Company has made available a contact number for the Chair of the Audit Committee that employees can use to report violations of the Code.  Any reports to the Chair of the Audit Committee would be communicated to the Audit Committee.

(iii)

provide a cross-reference to any material change report(s) filed within the preceding 12 months that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

There have been no material change reports filed within the preceding 12 months that pertain to any conduct of any director or executive officer that constitutes a departure from the Code.

(b)

Describe any steps the Board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

Directors are required to disclose any actual or potential conflicts of interest.  In addition, directors that have an interest in a matter coming before the Board declare that interest and abstain from voting on the matter.  Directors are also able to request in-camera sessions to discuss such matters without the presence of the interested director or executive officer and, if necessary, the Board is able to convene a special adhoc committee composed of disinterested directors to consider the applicable issue.  The

Board is also able to engage outside advisors (and has done so in regard to executive compensation) at the Company’s expense to assist directors in discharging their responsibility to exercise independent judgment.

(c)

Describe any other steps the Board takes to encourage and promote a culture of ethical business conduct.

The Board has approved the Code (which includes requirements relating to insider trading), a Whistleblower Policy and a Communications and Corporate Disclosure Policy.  These policies have been disseminated throughout the organization and employees have certified their receipt and understanding of the Code, the Whistleblower Policy and the Communications and Corporate Disclosure Policy.  Management applies the highest standard of ethical behaviour and sets the tone from the top for a culture of ethical business conduct.

5.

Nomination of Directors

(a)

Describe the process by which the Board identifies new candidates for Board nomination.

The Board, either on its own or through the Nominating and Corporate Governance Committee, considers the skills and attributes that would be required of a new director.  Current directors and senior management are requested to advise both the Chairs of the Board and of the Nominating and Corporate Governance Committee of potential candidates.  Once candidates are identified, the Nominating and Corporate Governance Committee interviews the individuals and makes a recommendation on a candidate to the Board for its approval.

(b)

Disclose whether or not the Board has a nominating committee composed entirely of independent directors. If the Board does not have a nominating committee composed entirely of independent directors. Describe what steps the Board takes to encourage an objective nomination process.

The Nominating and Corporate Governance Committee of the Board has the duties and responsibilities of a nominating committee and is composed entirely of independent directors. The Nominating and Corporate Governance Committee is comprised of Ross Glanville (Chair), C. Thomas Ogryzlo and Graham Thody.

(c)

The Board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.

The Nominating and Corporate Governance Committee, working with the CEO of the Company, has primary responsibility for the search for and recommendation of candidates for election to the Board and seeks to select well-qualified candidates with a diversity of background, experience and geographic location to maintain a well-balanced and highly competent group of directors with the ability to act together effectively. In particular, the responsibilities of the Nominating and Corporate Governance Committee include identifying individuals qualified to become new Board members and recommending to the Board nominees to the Board; implementing orientation and education programs for new members of the Board and implementing procedures for assessing the effectiveness of the Board and its committees and for assessing the contribution of each of the Company’s directors.

6.

Compensation

(a)

Describe the process by which the Board determines the compensation for your company's directors and officers.

The Compensation Committee has been appointed by the Board to oversee compensation matters for senior executives and directors. Its purpose is to ensure that compensation appropriately reflects the responsibilities and risks involved in being an effective director and/or member of senior management; provides incentive and compensation for the time and effort expended by directors and senior management; and takes into account the financial and other resources of the Company. The Compensation Committee reviews recommendations made by the CEO for executive compensation and reports to the Board accordingly.

Directors are compensated through annual retainer fees, stock options awards, as well as reimbursement for expenses. The Compensation Committee periodically reviews the adequacy and form of compensation of directors to ensure that the compensation realistically reflects the responsibilities and risks involved in being an effective director of the Company and reports and makes recommendations to the Board accordingly.

To make recommendations on compensation for executive officers and directors, the Committee takes into account the types of compensation and amounts paid to executive officers and directors of comparable publicly traded companies.

Periodically outside advisors are engaged to review the adequacy of directors’ and officers’ compensation.  Coopers Consulting Ltd. was retained by the Company in September 2007 to conduct a compensation review for the directors and officers of the Company and to provide recommendations for compensation changes based on the benchmarking analysis completed.

(b)

Disclose whether or not the Board has a compensation committee composed entirely of independent directors. If the Board does not have a compensation committee composed entirely of independent directors, describe what steps the Board takes to ensure an objective process for determining such compensation.

The Compensation Committee of the Board has the duties and responsibilities of a compensation committee and is composed entirely of independent directors.

(c)

If the Board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.

The overall purpose of the Compensation Committee is to advise and make recommendations to the Board of Directors of the Company on the Corporation’s strategy, policies and programs relating to the compensation and development of senior management and directors with a view to recruiting and retaining individuals of the highest calibre.  In particular, the Committee’s compensation duties are to:

▪

Report regularly to the Board with respect to such matters as are relevant to the Committee’s discharge of its responsibilities and with respect to such recommendations as the Committee may deem appropriate, and provide a copy of the minutes of each meeting of the Committee to the Secretary of the Company for inclusion in the Company’s minute books

▪

Compare, periodically, the total remuneration and the main components thereof (such as base salary, bonus and other performance incentives) of the officers of the Company with the remuneration practices of similar companies in the mining exploration industry.

▪

Establish and review the overall compensation philosophy of the Company

▪

Establish and review, at least annually, the Company’s general compensation policies applicable to the chief executive officer and other officers, including the corporate goals and objectives and annual performance objectives relevant to them.

▪

Evaluate the performance of the chief executive officer and other officers in light of those goals and objectives and, based on such evaluation, determine and approve the annual salary, bonus, options and other benefits, direct and indirect, of the chief executive officer and other officers.  In determining the compensation, the Committee should consider the Company’s performance, the value of similar incentive awards to chief executive officer’s and other officers at comparable companies, the awards given to the chief executive officer and other officers in past years and any other factors it deems relevant.

▪

Review and recommend to the Board for approval, or approve if the Board has delegated to the Committee such approval, all employment, consulting, retirement and severance agreements and arrangements involving officers, key employees and directors of the Company and periodically evaluate existing agreements and arrangements for continuing appropriateness.

▪

Review and recommend to the Board for approval, or approve if the Board has delegated to the Committee such approval, any incentive-compensation plans and equity-based plans that the Company proposes to establish for its directors, officers, employees and consultants (collectively, the “Plans”) and review the appropriateness of the allocation of benefits under the Plans and the extent to which the Plans are meeting their intended objectives and, as appropriate, recommend that the Board make modifications to the Plans.

▪

Review and make recommendations to the Board, or approve if the Board has delegated to the Committee such approval, all awards of shares, options or other securities pursuant to the Company’s equity-based Plans.

▪

Review the adequacy and form of compensation of Directors and ensure that the compensation realistically reflects the responsibilities and risk involved in being a director, and recommend to the Board for approval the remuneration of the Directors and the amount to which each such director shall be entitled for each meeting of the Board or a committee thereof attended.

▪

Review compensation disclosure relating to the Directors and the officers of the Company before the Company publicly discloses this information.

▪

Prepare an annual report on executive compensation for inclusion in the Company’s management information circular in accordance with applicable securities laws.

(d)

If a compensation consultant or advisor has, at any time since the beginning of the issuer's most recently completed financial year, been retained to assist in determining compensation for any of the issuer's directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.

Periodically outside advisors are engaged to review the adequacy of compensation for directors, officers and staff.  Coopers Consulting Ltd. was retained by the Company in September 2007 to conduct a compensation review for the directors and officers of the Company and to provide recommendations for compensation changes based on the benchmarking analysis completed.

8.

Other Board Committees

(a)

If the Board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.

The Board has no committees other than the Audit Committee, the Compensation Committee and the Corporate Governance and Nominating Committee.   The Charters of all Board Committees can be found on the Company’s website at www.bajamining.com  (under Corporate Governance) and under the Company’s profile on SEDAR at www.sedar.com

In addition to its nominating duties, the Nominating and Corporate Governance Committee is responsible for providing a focus on corporate governance that will enhance corporate performance and to ensure on behalf of the Board and shareholders of the Company that the Company’s corporate governance system is effective in the discharge of its obligations to the Company’s stakeholders.  In particular, that Committee’s function is to:

•

to develop and propose the corporate governance procedures to be adopted by the Board including development of corporate governance principles and guidelines that are specifically applicable to the Company;

•

to supervise and assess the manner in which the governance of the Company is undertaken and its effectiveness, and make recommendations to the Board in respect thereof;

•

to remain current and up to date on all necessary governance policies and changes to the same in order to ensure the Company’s governance policies are in compliance with all necessary and applicable securities rules and regulations in all jurisdictions the Company practices business in;

•

to develop and recommend to the Board the selection criteria for new Board members;

•

to identify and recommend, in consultation with the Chairman of the Board, the Board nominees for election or re-election to the Board or for appointment to fill any vacancy that is anticipated or has arisen on the Board, taking into consideration the competencies and skills each nominee will bring to the boardroom as a complement to the competencies and skills that the Board possess as a whole;

•

to identify and review, from time to time, the structure, composition, and size of the Board, and develop and annually update a long term plan for the Boards composition, in order to ensure effective conduct of the Company’s business;

•

in considering Board nominees, to consider the amount of time and resources each Board nominee can contribute to the Company;

•

to review and recommend continuing education opportunities that will enhance the competencies already possessed by Board members;

•

to identify and recommend to the Board individual directors to serve as members and chairs of the varying Board committees;

•

to assess the Company’s directors and officers liability insurance annually and make recommendations for renewal, amendment or replacement of the current insurer;

•

to review and approve any corporate governance report to be made in accordance with applicable securities laws and stock exchange regulations for inclusion in the Company’s Annual Information Form, Information Circular and/or Annual Report; and

•

to perform such other functions as deemed necessary, from time to time, and designated in future resolutions of the Board.

As the Company has progressed out of exploration and the feasibility stage, and has begun site preparation and preliminary construction activities on site, the Board of Directors felt it was an appropriate time to establish more formal policies and committees. With that, the Board of Directors, with the support and guidance of the CEO, Corporate Secretary and Chief Financial Officer of the Company, adopted new policies and charters. All current policies have been filed on SEDAR, EDGAR and the Company’s website (under Corporate Governance).

9.

Assessments

Disclose whether or not the Board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the Board satisfies itself that it, its committees, and individual directors are performing effectively.

The Board is collectively responsible for assessing the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual directors as it relates to the Board’s mandate and the Company’s goals. The Board is in the process of developing a protocol for regular formal assessments of the performance of the Board, its Committees and the Chairs of the Board Committees.

The Board is also responsible for the examination of the size of the Board with a view to determining the impact of the number upon effectiveness and to undertake where appropriate, a program to reduce or enlarge the number of directors to a number which facilitates more effective decision-making.

Management Supervision by Board of Directors

The CEO and CFO report upon the operations of the Company separately to the independent directors of the board of directors annually and at such other times throughout the year as is considered necessary or advisable by the independent directors. The size of the Company is such that all the Company’s operations are conducted by a small management team which is also represented through the CEO on the board of directors. John Greenslade is the sole management representative on the board.  The board of directors considers that management is effectively supervised by the independent directors on an informal basis as the independent directors are actively and regularly involved in reviewing and supervising the operations of the Company and have regular and full access to management   Further supervision is performed through the audit committee which is composed of a entirely independent directors who meet with the Company's auditors without management being in attendance.

Participation of Directors in Other Reporting Issuers

The participation of the directors in other reporting issuers is described elsewhere herein.

Orientation and Continuing Education

The Company believes it currently has a sophisticated board of directors with considerable years of experience as members of the boards of directors of publicly traded companies. While the Company does not have formal orientation and training programs, any new Board of Directors members would be provided with:

1.

access to recent, publicly filed documents of the Company,  technical reports and the Company's internal financial information  on request;

2.

access to management and outside technical experts and consultants; and

3.

 a summary of significant corporate and securities responsibilities.

Member of the board of directors are encouraged to, and do, communicate with management, auditors and technical consultants; to keep themselves current with industry trends and developments and changes in legislation with management’s assistance; and to attend related industry seminars and visit the Company’s operations.  Members of the board of directors have full access to the Company’s records.

OTHER MATTERS

Management of the company is not aware of any other matter to come before the Meeting other than as set forth in the notice of meeting.  If any other matter properly comes before the Meeting, it is the intention of the person named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

ADDITIONAL INFORMATION

Additional information relating to the Company is available under the Company’s profile on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml and the Company’s website at www.bajamining.com.  Shareholders may also contact the Company at 2350 – 1177 West Hastings Street, Vancouver, BC, V6E 2K3 to request copies of the Company’s financial statements and MD&A.

Financial information is provided in the Company’s comparative financial statements and MD&A for its most recently completed financial year, which are being mailed to shareholders with this Information Circular and filed on SEDAR, EDGAR and the Company’s website.

Dated at Vancouver, British Columbia, this 20th day of March, 2008

APPROVED BY THE BOARD OF DIRECTORS

John W. Greenslade

President, CEO and Director

Schedule “A” to the Information Circular of

Baja Mining Corp. (the "Company")

CHARTER OF THE AUDIT COMMITTEE

Purpose

The purpose of the Audit Committee (the “Committee”) is to act as the representative of the Board of Directors in carrying out its oversight responsibilities relating to:

•

The audit process;

•

The financial accounting and reporting process to shareholders and regulatory bodies; and

•

The system of internal financial controls.

Composition

The Committee shall consist of three Directors, all of whom are “independent” within the meaning of Multilateral Instrument 52-110, Audit Committees, as defined therein and pursuant to the standards of Rule 10A-3 of the U.S. Securities Exchange Act of 1934, as amended, and the American Stock Exchange.  The Committee shall be appointed annually by the Board of Directors immediately following the Annual General Meeting of the Company.  Each member of the Committee shall be financially literate, meaning that he must be able to read and understand financial statements.  One member of the Committee must have accounting and financial expertise, meaning that he possesses financial or accounting credentials or has experience in finance or accounting.

Authority

The Committee shall have the authority to engage independent counsel and other advisers, as it determines necessary to carry out its duties.  The Committee shall have appropriate funding, as determined by the Committee, in its capacity as a committee of the board of directors, for payment of compensation to the registered public accounting firm employed by the issuer for the purpose of rendering or issuing an audit report and to any advisers employed by the Committee.

Duties

The Committee’s duty is to monitor and oversee the operations of Management and the external auditor.  Management is responsible for establishing and following the internal controls, financial reporting processes and for compliance with applicable laws and policies.  The external auditor is responsible for performing an independent audit of the Company’s financial statements in accordance with generally accepted auditing standards, and for issuing its report on the statements.  The Committee should review and evaluate this Charter on an annual basis.

The specific duties of the Committee are as follows:

•

Management Oversight:

o

Review and evaluate the Company’s processes for identifying, analyzing and managing financial risks that may prevent the Company from achieving its objectives;

o

Review and evaluate the Company’s internal  controls, as established by Management;

o

Review and evaluate the status and adequacy of internal information systems and security;

o

Meet with the external auditor at least once a year in the absence of Management;

o

Request the external auditor’s assessment of the Company’s financial and accounting personnel;

o

Review and evaluate the adequacy of the Company’s procedures and practices relating to currency exchange rates; and

o

Review and evaluate the Company’s banking arrangements.

•

External Auditor Oversight

o

Review and evaluate the external auditor’s process for identifying and responding to key audit and internal control risks;

o

Review the scope and approach of the annual audit;

o

Inform the external auditor of the Committee’s expectations;

o

Recommend the appointment of the external auditor to the Board;

o

Meet with Management at least once a year in the absence of the external auditor;

o

Review the independence of the external auditor on an annual basis;

o

Review with the external auditor both the acceptability and the quality of the Company’ accounting principles; and

o

Confirm with the external auditor that the external auditor is ultimately accountable to the Board of Directors and the Committee, as representatives of the shareholders.

•

Financial Statement Oversight

o

Review the quarterly reports with both Management and the external auditor;

o

Discuss with the external auditor the quality and the acceptability of the generally accepted accounting principles applied by Management;

o

Review and discuss with management the annual audited financial statements; and

o

Recommend to the Board whether the annual audited financial statements should be accepted, filed with the securities regulatory bodies and publicly disclosed.

•

Related Party Transactions

o

Review for approval all related party transactions

Original Charter Adopted by the Board of Directors: April 26, 2005

Amended Charter Adopted by the Board of Directors:  March 29, 2007

Further Amended Charter Adopted by the Board of Directors: August 14, 2007